UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

Annual report pursuant to Section 15(d) of the
X	Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from ___________ to___________

Commission File Number: 001 – 11130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LUCENT SAVINGS PLAN

600 Mountain Avenue
Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCATEL-LUCENT
54, rue La Boétie
75008 Paris, France

The total # of pages contained
in this Form 11-K filing is    18

Exhibit Index can be found on

Table of Contents

LUCENT SAVINGS PLAN FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE
YEAR ENDED DECEMBER 31, 2006	3

SIGNATURES	16

EXHIBIT INDEX	17

Lucent Savings Plan
Financial Statements
As of December 31, 2006 and 2005, and
for the year ended December 31, 2006

Lucent Savings Plan
Index to Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Page(s)

Report of Independent Registered Public Accounting Firm	5

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005	6

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006	7

Notes to Financial Statements
December 31, 2006 and 2005	8–14

Supplemental Schedule*

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006	15

*	Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Lucent Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 18, 2007

Lucent Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

(thousands of dollars)	2006	2005

Assets
Investment in Master Trust, at fair value	$6,588,851	$6,286,190
Participant loans receivable	29,024	27,537
Total investments	6,617,875	6,313,727
Company contributions receivable	541	548
Employee contributions receivable	10,305	10,248
Total assets	6,628,721	6,324,523
Net assets available for benefits, at fair value	6,628,721	6,324,523
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	16,606	15,645
Net assets available for benefits	$6,645,327	$6,340,168

The accompanying notes are an integral part of these financial statements.

Lucent Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

(thousands of dollars)

Additions to net assets attributed to
Contributions
Employee contributions	$165,355
Company contributions	30,537
Plan’s share of Master Trust investment gain	707,102
Interest from participant loans	1,536
Total additions	904,530

Deductions from net assets attributed to
Distributions to participants	727,066
Administrative expenses	108
Total deductions	727,174
Net increase before transfers	177,356

Transfers from AGCS Savings Plan	128,534
Transfers to Lucent Technologies Inc. Long Term Savings and Security Plan, net	(812)
Transfer from Avaya Inc.	81
Net increase	305,159

Net assets available for benefits
Beginning of year	6,340,168
End of year	$6,645,327

The accompanying notes are an integral part of these financial statements.

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.           Plan Description

The following description of the Lucent Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan, formerly known as the Lucent Technologies Inc. Long Term Savings Plan for Management Employees, is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (the “Company”) to provide a convenient way for eligible management employees, as described in the Plan, to save on a regular and long-term basis. The Plan became effective as the successor to the AT&T Long Term Savings Plan for Management Employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Effective September 28, 2006, the AGCS Savings Plan was merged into the Plan. As a result of this merger, assets of $128,534,000 were transferred in from the AGCS Savings Plan.

On April 2, 2006, the Company and Alcatel, a publicly listed company headquartered in Paris, France, entered into a merger agreement. Effective November 30, 2006, the Company merged with Alcatel to form Alcatel-Lucent. As a result of the merger, the Lucent company stock fund in the Plan was converted into the Alcatel-Lucent Stock Fund. Each share of Lucent Common Stock, including the shares held in the Lucent company stock fund, was converted into 0.1952 of an American Depositary Share of Alcatel-Lucent.

Master Trust
Effective August 1, 2005, the Plan assets are held by Mellon Trust of New England, National Association, as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”). Prior to August 1, 2005, the Plan assets were held by Fidelity Management Trust Company, as former Trustee (the “former Trustee”), in the Lucent Technologies Inc. Group Trust (the “Group Trust”).

Contributions
Employee contributions of 1% to 25% of salary may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (“IRC”) limits the maximum amount of an employee’s contribution on a pre-tax basis to $15,000 and $14,000 in 2006 and 2005, respectively. Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (the “IRS”) pre-tax limit. The catch-up contribution limit set by the IRS is $5,000 and $4,000 in 2006 and 2005, respectively.

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The Company matching contribution includes a fixed and a variable matching contribution. The participant contributions eligible for the Company matching contribution are the lesser of the amount actually contributed or the first 6% of the participant’s eligible compensation, as described in the Plan. The fixed matching contribution is 50% of eligible employee contributions and the variable matching contribution ranges from an additional 0% to 100% of eligible participant contributions. The fixed matching contribution is capped at $2,500 per year. Before November 30, 2006, the variable matching contribution was determined annually by the Company’s Board of Directors based upon the overall performance of the Company for the just concluded fiscal year. Effective December 1, 2006, the variable matching contribution is determined annually by the Board of Directors of Alcatel-Lucent. The Company did not pay a variable matching contribution in 2006 and 2005.

Employees are eligible for the fixed Company matching contribution immediately, without regard to time of service, in accordance with the participant’s investment elections. Effective January 1, 2001, Company matching contributions were immediately vested in the Plan. Company contributions made prior to the January 1, 2001 vesting date, and related earnings in which a terminated participant is not vested, are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2006 and 2005, forfeited amounts totaled approximately $235,000 and $73,000, respectively.

Participant Loans
Effective April 1, 2005, participants may have one general and one home loan outstanding at a time. Loans are available to participants in an amount up to 50% of their vested account balance, from $1,000 to $50,000, subject to certain limitations as defined in the Plan. Upon default, as described in the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59-1/2. The loans are collateralized by the participant’s account balance and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.0% to 10.5% at December 31, 2006. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions
When a participant retires with a service pension from the Lucent Retirement Income Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed in a single payment or in partial withdrawals as directed by the participant. Effective April 1, 2005, all terminated participants may elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300. Prior to April 1, 2005, in the case of a termination of employment other than retirement or disability, only a single distribution of all vested amounts in the participant’s account was allowed.

Effective November 1, 2005, inactive participants with vested account balances of $1,000 or less will have their account balances automatically distributed to them if they do not make affirmative distribution elections. If the participant does not request a distribution and the account balance exceeds $1,000, the participant’s account shall remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.           Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments
The Lucent Technologies Inc. Long Term Savings and Security Plan and the Plan each have an interest in the assets of the Master Trust. The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee. Except for the investment contract, which is valued at contract value with insurance companies (Note 4), the Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the Alcatel-Lucent American Depositary Shares and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Master Trust Investment Gain
The Plan’s reported investment gain from the Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s investment gain, which consists of the Master Trust’s interest, dividends and net appreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Transfers to/from Other Plans, Net
The Plan presents in the statement of changes in net assets available for benefits the net amount of transfers to/from other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives

From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

3.	Tax Status

The IRS determined and informed the Company by a letter dated March 22, 2005, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

4.	Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts ("synthetic GICs") as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (Note 7). The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is zero at December 31, 2006 and 2005.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs included in the financial statements at contract value as reported to the Plan by the former Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield of the synthetic GICs based on actual earnings was approximately 5.10% and 4.78% at December 31, 2006 and 2005, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 4.58% and 4.14% at December 31, 2006 and 2005, respectively.

5.	Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6.	Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

7.	Master Trust Investments

The Lucent Technologies Inc. Long Term Savings and Security Plan and the Plan each had an interest in the assets of the Master Trust in 2006 and 2005, respectively. Investment income and the Plan’s interest in the net assets of the Master Trust and the Group Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust as of December 31, 2006 and 2005 was approximately 89% and 88%, respectively.

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The following table presents the fair value of investments held in the Master Trust as of December 31, 2006 and 2005:

(thousands of dollars)	2006	2005

Investments
At fair value
Cash	$50,461	$26,503
Government securities	125,476	152,253
Corporate bonds	102,421	86,966
Corporate stock	1,906,503	1,640,091
Common collective trusts	2,244,283	2,141,863
Commingled funds	1,081,456	1,008,130
Mutual funds	81,805	56,431
Guaranteed insurance contracts	1,825,250	2,032,732
Total assets	7,417,655	7,144,969
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	20,086	18,985
	$7,437,741	$7,163,954

The following table presents the investment income for the Master Trust for the year ended December 31, 2006:

(thousands of dollars)

Net appreciation in fair value of investments
Corporate stock	$219,342
Common collective trusts	270,375
Commingled funds	122,506
Mutual funds	9,601
621,824

Investment income
Interest	97,308
Dividends	27,694
Others	27,713
Total	$774,539

Lucent Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The following table presents investment funds offered to participants that represent 5% or more of the Master Trust investments as of December 31, 2006 and 2005:

(thousands of dollars)	2006	2005

Lucent Employer Stock Fund—Common shares	$-	$428,466
Alcatel-Lucent ADS	388,771	-
Lucent Asset Allocation Fund 2020	397,267	368,097
Lucent Equity Index Fund	1,696,044	1,628,925
Lucent Money Market Fund	517,970	501,665
U.S. Large Cap Value Equity Fund	696,003	579,571
Lucent Stable Value Fund	1,845,337	2,051,624
Lucent International Equity Fund	474,579	336,045	*

* For comparison purpose, balance represents less than 5% of the Master Trust investment as of December 31, 2005.

8.           Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee or the former Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invested in shares of the Company common stock before November 30, 2006. Effective December 1, 2006, the Master Trust invests in American Depositary Shares of Alcatel-Lucent. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Lucent Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable*	(Interest rates range from 4.0%–
	10.5%)	$-	$ 29,024,000

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT SAVINGS PLAN

Date:	April 18, 2007	By:	/s/ Anna L. Andersen

Anna L. Andersen
Plan Administrator

EXHIBIT INDEX

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm